EXHIBIT 99.1

Forward Pharma announces planned distribution of EUR 19.45 per share to Shareholders

COPENHAGEN, Denmark, July 18, 2017 (GLOBE NEWSWIRE) -- Forward Pharma A/S (NASDAQ:FWP) (“the Company” or “Forward”) today announced plans to return EUR 19.45 per share amounting to a total of EUR 917.7 million to its shareholders through a capital reduction. This decision is based on a careful evaluation of the most appropriate capital allocation strategy after receipt of the non-refundable USD 1.25 billion cash fee from Biogen. The capital reduction aligns the amount of working capital with the adjusted business activities following the settlement and license agreement with Biogen.

Forward will today convene an extraordinary general meeting to obtain the approval of the capital reduction by its shareholders on August 2, 2017 and, subject to shareholder approval, plans to complete the capital reduction in early September 2017. Shareholders representing more than two-thirds of Forward’s voting share capital have irrevocably agreed to vote in favor of the capital reduction.

Forward expects to file today a Form 6-K with the United States Securities and Exchange Commission containing the materials for the extraordinary general meeting and certain related documents. For information about taxation of shareholders and holders in the United States of Forward’s American Depositary Shares (“ADSs”), please see Forward Pharma A/S’s prospectus and information in the latest annual report for the year ended December 31, 2016, filed under form 20-F with the United States Securities and Exchange Commission (SEC). The Company advises shareholders as well as holders of ADSs to consult their own tax advisors with respect to the tax ramifications of the currently planned distribution from the Company.

About Forward Pharma:
Forward Pharma A/S is a Danish biopharmaceutical company that commenced development in 2005 of FP187, a proprietary formulation of DMF for the treatment of inflammatory and neurological indications. The Company owns a significant intellectual property (IP) portfolio related to DMF formulations. The Company granted to Biogen an irrevocable license to all of its IP through the recent settlement and license agreement with Biogen and received from Biogen a non-refundable cash fee of USD 1.25 billion in February 2017. The Company has the opportunity to receive royalties from Biogen on sales of Tecfidera® or other DMF products for MS, dependent on, among other things, successfully appealing the U.S. interference and a favorable outcome in Europe with respect to the EP2801355 opposition proceeding.

The principal executive offices are located at Østergade 24A, 1st Floor, 1100 Copenhagen K, Denmark and our American Depositary Shares are publicly traded on NASDAQ Stock Market (FWP). For more information about the Company, please visit our web site at http://www.forward-pharma.com.

Forward Pharma A/S Investor Relations Contact:

Forward Pharma A/S
Dr. Claus Bo Svendsen, Chief Executive Officer
Investor Relations
investors@forward-pharma.com

The Trout Group
John Graziano
jgraziano@troutgroup.com
+1 (646) 378 2942

Forward Looking Statements:
Certain statements in this press release may constitute “forward-looking statements” of Forward Pharma A/S within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements which contain language such as “believe”, “expect”, “anticipate”, “estimate”, “would”, “may”, “plan” and “potential”. Forward-looking statements are predictions only, which involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed in such statements. Many such risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, risks related to the following: the timing and tax consequences of our planned distribution to shareholders; the benefits of the mechanism of the planned distribution relative to other potential mechanisms for a return of capital; the satisfaction of certain conditions, and the accuracy of certain representations of the Company, in the settlement and license agreement entered into with subsidiaries of Biogen Inc. and certain other parties thereto; our ability to obtain, maintain, enforce and defend issued patents with royalty-bearing claims; our ability to prevail in the interference proceeding after all appeals and obtain issuance of the ’871 application; our ability to prevail in or obtain a favorable decision in the ‘355 European opposition proceedings, after all appeals; the expected timing for key activities and an ultimate ruling in such legal proceedings; the issuance and term of our patents; future sales of Tecfidera®, including impact on such sales from competition, generic challenges, regulatory involvement and pricing pressures; the scope, validity and enforceability of our intellectual property rights in general and the impact on us of patents and other intellectual property rights of third parties; and our ability to generate revenue from product sales in the U.S. directly or through an assignee of our U.S. co-exclusive license rights in the event Biogen does not obtain an exclusive license from us in the U.S. Certain of these and other risk factors are identified and described in detail in certain of our filings with the United States Securities and Exchange Commission, including our Annual Report on Form 20-F for the year ended December 31, 2016. We are providing this information as of the date of this release and do not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.